SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: 17th December, 2003, for the 3Q of 2003

TELENOR ASA
(Registrant’s Name)

Snarøyveien 30,
1331 Fornebu,
Norway
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Telenor ASA third quarter of 2003
KEY FIGURES FOR THE BUSINESS AREAS
BUSINESS AREAS
BROADCAST
OTHER ACTIVITIES EDB BUSINESS PARTNER
OTHER BUSINESS UNITS
CORPORATE FUNCTIONS AND GROUP ACTIVITIES
OTHER PROFIT AND LOSS ITEMS FOR THE GROUP
BALANCE SHEET AND CASH FLOW
DISPUTES
US GAAP
OUTLOOK
Profit and loss statement
BALANCE
CHANGE IN SHAREHOLDERS EQUITY
CASH FLOW STATEMENT
THE BUSINESS AREAS THIRD QUARTER
THE BUSINESS AREAS FIRST THREE QUARTERS
ANALYTICAL INFORMATION
SIGNATURES

Q3 REPORT WITHOUT QUARTERLY US GAAP

17.12.03 11:05 TEL US GAAP

Attached is the report for the third quarter 2003 without the quarterly US GAAP net income and EPS figures. There are no other changes to the accounts.

2/3

The third quarter of 2003 showed a growth in revenues for the Telenor Group of 10% to NOK 13.5 billion. Profit before taxes and minority interests increased to NOK 2.0 billion.

Telenor ASA third quarter 2003     Page: 1

Telenor ASA third quarter of 2003

KEY POINTS FROM THE THIRD QUARTER OF 2003
COMPARED TO THE THIRD QUARTER OF 2002

•	Telenor’s revenues increased by 10% to NOK 13,491 million. Adjusted for the effect of businesses acquired and disposed of and changes in foreign exchange rates, the growth in revenues was approximately 9%.

•	Telenor’s EBITDA margin increased from 31% to 36% and EBITDA was NOK 4,892 million in the third quarter of 2003. The increase was primarily due to good underlying operations in the form of cost savings and increased revenues. The consolidation of Kyivstar also contributed to the increase.

•	Telenor’s consolidated operating profit increased from NOK 488 million to NOK 2,300 million. The increase was affected by the above-mentioned factors as well as write-downs in 2002 of NOK 614 million. Profit before taxes and minority interests increased by NOK 2.1 billion to NOK 2.0 billion.

•	Telenor’s program for improving the efficiency of operations, Delta 4, is progressing better than originally expected.

•	EBITDA in Mobile increased by 23% and operating profit by 33%, to NOK 2,601 million and NOK 1,507 million respectively. The EBITDA margin increased by 1.5 percentage points to 41% in the third quarter of 2003. The EBITDA margin in Telenor Mobile — Norway was 41% in the third quarter of 2003.

•	The EBITDA margin in Fixed increased by 4 percentage points to 34%. The EBITDA margin in Fixed — Norway increased by 4.5 percentage points to 37%.

•	Telenor’s market share of mobile services in Norway is estimated to be 57% at the end of the third quarter 2003 measured in number of subscriptions. The number of mobile subscriptions increased compared to the end of the second quarter. The market share in the fixed line operations was just above 69% measured in traffic minutes.

•	Broadcast had an operating profit compared to an operating loss in the third quarter of 2002.

•	Capital expenditure was reduced to NOK 1,460 million, compared to NOK 2,169 million in the third quarter of 2002.

•	Net interest-bearing liabilities were NOK 21.6 billion at the end of the third quarter of 2003, a decrease of NOK 3.7 billion since the second quarter.

Telenor ASA third quarter 2003     Page: 2

KEY FIGURES

	3rd quarter		First three quarters
					Year
(NOK in millions)	2003	2002	2003	2002	2002

Revenues	13,491	12,210	39,320	35,784	48,826
Revenues excluding gains	13,469	12,209	39,218	35,666	48,668
Revenues excluding gains — growth (%)	10.3	21.9	10.0	20.0	19.9
EBITDA1)	4,892	3,767	13,419	9,879	13,469
EBITDA/Revenues (%)	36.3	30.9	34.1	27.6	27.6
EBITDA excluding gains and losses2)	4,886	3,778	13,518	9,859	13,458
Operating profit (loss)	2,300	488	5,387	1,781	(320)
Operating profit/Revenues (%)	17.0	4.0	13.7	5.0	(0.7)
Associated companies	62	(126)	1,410	(304)	(2,450)
Profit (loss) before taxes and minority interests	2,005	(105)	5,542	309	(5,136)
Net income (loss)	1,281	(1,046)	3,561	278	(4,298)
Net interest-bearing liabilities			21,584	27,645	26,872
Investments:
- Capex3)	1,460	2,169	4,004	6,209	8,889
- Investments in businesses4)	9	493	300	11,639	12,411

1)	Operating profit before depreciation, amortization and write-downs of tangible and intangible assets.
2)	See table “special items” at the end of this report for further details.
3)	Capex is investments in tangible and intangible assets.
4)	Consists of acquisition of shares and participations including acquisition of subsidiaries and businesses not organized as separate companies.

The table below shows key figures adjusted for special items (gains and losses, expenses for workforce reductions, loss contracts, exit from activities and write-downs)1)

	3rd quarter			First three quarters
							Year
(NOK in millions)	2003	2002	Growth	2003	2002	Growth	2002

Revenues	13,469	12,209	10.3%	39,218	35,666	10.0%	48,668	19.9%
EBITDA	5,004	3,891	28.6%	13,722	10,377	32.2%	14,506	52.7%
EBITDA/Revenues (%)	37.2	31.9		35.0	29.1		29.8
Operating profit	2,425	1,226	97.8%	5,766	3,028	90.4%	4,270	89.7%
Operating profit/Revenues (%)	18.0	10.0		14.7	8.5		8.8
Associated companies	62	(52)	nm	(98)	(230)	nm	(205)	nm
Profit before taxes and minority interests	2,168	757	186.4%	4,541	1,725	163.2%	2,488	nm

1)	See table “special items” at the end of this report for further details.

Telenor ASA third quarter 2003     Page: 3

KEY FIGURES FOR THE BUSINESS AREAS

With effect from 1 January 2003, Telenor has reorganized into three business areas, consisting of mobile operations (Mobile), fixed network operations Fixed) and TV operations (Broadcast), as well as other activities. The figures presented in this report for 2002 are restated to reflect the new structure, as if it had been in place as of 1 January 2002.

Revenues

	3rd quarter			First three quarters			Year

(NOK in millions)	2003	2002	Growth	2003	2002	Growth	2002	Growth

Mobile	6,322	5,320	18.8%	17,499	14,680	19.2%	20,346	62.0%
Fixed	5,152	4,869	5.8%	15,334	14,937	2.7%	20,022	1.7%
Broadcast	1,203	1,059	13.6%	3,510	2,445	43.6%	3,605	37.3%
Other activities	2,495	2,605	(4.2%)	8,014	8,753	(8.4%)	11,640	(39.2%)
Eliminations	(1,681)	(1,643)	2.3%	(5,037)	(5,031)	0.1%	(6,787)	(14.8%)

Total revenues	13,491	12,210	10.5%	39,320	35,784	9.9%	48,826	6.1%

EBITDA

	3rd quarter				First three quarters				Year

(NOK in millions)	2003	Margin1)	2002	Margin1)	2003	Margin1)	2002	Margin1)	2002	Margin1)

Mobile	2,601	41.1%	2,107	39.6%	7,073	40.4%	5,398	36.8%	7,482	36.8%
Fixed	1,761	34.2%	1,471	30.2%	5,043	32.9%	4,238	28.4%	5,597	28.0%
Broadcast	319	26.5%	181	17.1%	850	24.2%	381	15.6%	499	13.8%
Other activities	186	7.5%	90	3.5%	453	5.7%	(9)	nm	(43)	nm
Eliminations	25	nm	(82)	5.0%	—	0.0%	(129)	2.6%	(66)	1.0%

Total EBITDA	4,892	18.3%	3,767	15.6%	13,419	34.1%	9,879	27.6%	13,469	27.6%
Special items2)	112	nm	124	nm	303	nm	498	nm	1,037	1.0%

EBITDA adjusted for special items	5,004	37.2%	3,891	31.9%	13,722	35.0%	10,377	29.1%	14,506	29.8%

1)	EBITDA as a percentage of total revenues.
2)	Gains, losses, expenses for workforce reductions, loss contracts and exit from activities. See table “special items” at the end of the report for further details.
3)	Margin is EBITDA adjusted as a percentage of revenues excluding gains.

Operating profit (loss)

	3rd quarter				First three quarters				Year

(NOK in millions)	2003	Margin1)	2002	Margin1)	2003	Margin1)	2002	Margin1)	2002	Margin1)

Mobile	1,507	23.8%	1,134	21.3%	3,792	21.7%	2,720	18.5%	1,414	6.9%
Fixed	792	15.4%	9	0.2%	1,963	12.8%	594	4.0%	731	3.7%
Broadcast	63	5.2%	(134)	nm	49	1.4%	(234)	nm	(475)	nm
Other units	(121)	nm	(516)	nm	(482)	nm	(1,293)	nm	(2,076)	nm
Eliminations	59	nm	(5)	0.3%	65	nm	(6)	0.1%	86	nm

Total operating profit	2,300	8.6%	488	2.0%	5,387	13.7%	1,781	5.0%	(320)	nm

1)	Operating profit as a percentage of total revenues.

Telenor ASA third quarter 2003     Page: 4

BUSINESS AREAS

MOBILE

	3rd quarter		First three quarters
					Year
(NOK in millions)	2003	2002	2003	2002	2002

External revenues
Telenor Mobil	2,511	2,481	7,288	7,094	9,441
Pannon GSM	1,408	1,250	3,904	3,160	4,502
DiGi.Com	825	648	2,290	1,980	2,702
GrameenPhone	424	386	1,102	1,210	1,589
Kyivstar	760	190	1,833	190	708
Other	38	36	103	96	137

Total external revenues	5,966	4,991	16,520	13,730	19,079

Internal revenues	356	329	979	950	1,267
Gains on disposal	—	—	—	—	—

Total revenues	6,322	5,320	17,499	14,680	20,346

EBITDA	2,601	2,107	7,073	5,398	7,482
Depreciation and amortization	1,092	973	3,252	2,565	3,779
Write-downs	2	—	29	113	2,289

Operating profit	1,507	1,134	3,792	2,720	1,414

EBITDA/Total revenues (%)	41.1	39.6	40.4	36.8	36.8
Operating profit/Total revenues (%)	23.8	21.3	21.7	18.5	6.9
Investments:
- Capex	881	853	2,246	2,332	3,731
- Investments in businesses	—	481	5	8,431	8,894

•	Underlying improvements in profit and margins in the international mobile operations contributed to an increase in the EBITDA margin to 41.1% compared to 39.6% in the third quarter of 2002. At the same time revenues increased by 18.8%.

•	Kyivstar was consolidated from 1 September 2002 and Pannon GSM from 4 February 2002.

•	In the third quarter Telenor Mobile, together with eight leading independent European mobile operators formed a Mobile Alliance to provide seamless, enhanced voice and data solutions for business and residential customers across Europe.

Telenor ASA third quarter 2003     Page: 5

Telenor Mobil — Norway

	3rd quarter		First three quarters
					Year
(NOK in millions)	2003	2002	2003	2002	2002

Subscriptions and connections	289	331	911	1,000	1,350
Traffic	1,457	1,497	4,120	4,190	5,489
SMS and content services	379	398	1,166	1,123	1,530
Other revenues	386	255	1,091	781	1,072

Total external revenues	2,511	2,481	7,288	7,094	9,441

Internal revenues	323	328	952	940	1,254
Gains on disposal	—	—	—	—	—

Total revenues	2,834	2,809	8,240	8,034	10,695

EBITDA	1,157	1,239	3,280	3,323	4,330
Depreciation and amortization	284	304	871	899	1,207
Write-downs	—	—	—	96	115

Operating profit	873	935	2,409	2,328	3,008

EBITDA/Total revenues (%)	40.8	44.1	39.8	41.4	40.5
Operating profit/Total revenues (%)	30.8	33.3	29.2	29.0	28.1
Capex	79	170	264	618	750
ARPU (GSM) — monthly (NOK)	354	359	343	348	346
No. of subscriptions (in thousand)			2,364	2,409	2,382

•	Increased revenues compared to the third quarter of 2002 was largely due to increased sales to other service providers and a slight increase in terminated traffic. Revenues from subscriptions and connections were reduced due to a reduction in the number of mobile subscriptions and changes in composition of the various subscription types. Revenues from SMS and content services, as well as outgoing voice traffic were reduced, primarily as a result of price reductions in the second quarter of 2003. Compared to the third quarter of 2002 internal revenues decreased due to the net reporting of Directory Enquiry services from the third quarter of 2003.

•	From 16 June 2003 Telenor Mobil introduced simplified pricing plans and lower average traffic fees. SMS prices were reduced as of 6 May 2003. These reductions are equivalent to approximately NOK 240 million in annual reduced revenues based on unchanged volumes. As of 1 July 2003 Telenor Mobil reduced end user prices further as a result of reduced prices of traffic terminated in NetCom’s network.

•	Average revenue per GSM subscription (ARPU) decreased compared to the third quarter of 2002 as a result of lower prices for traffic and SMS, the effect of net reporting as described above and changed composition of various subscription types. This was partially offset by increased traffic minutes and increased use of SMSs per subscription.

•	Competition was also strong in the third quarter. Increased marketing efforts by Telenor contributed to an increase in the number of subscriptions by 34,000 compared to the second quarter of 2003, of which 10,000 were GSM contract subscriptions. The estimated market share for GSM measured in the number of subscriptions at the end of the third quarter of 2003 was approximately 57% compared to 58% in the second quarter of 2003. Mobile penetration was estimated to approximately 89% and 87% in the second quarter of 2003.

•	The reduced EBITDA margin compared to the third quarter of 2002 was primarily a result of increased costs for marketing activities due to the competitive situation, higher traffic costs as a result of increased traffic to other mobile networks and changed subscription composition and price reductions. This was partially offset by

Telenor ASA third quarter 2003     Page: 6

cost reductions in other areas, especially costs related to consultants and external personnel as well as salaries and personnel costs.

•	Depreciation and amortization decreased compared to the third quarter of 2002, primarily as a result of lower investments in recent years.

•	Reduced capital expenditure compared to the third quarter of 2002 was primarily due to lower investments in coverage and capacity in the GSM network. There was no significant capital expenditure related to UMTS expansion in 2003.

•	In July 2003 the Norwegian Post and Telecommunications Authority (NPT) recommended that the mobile operators in Norway reduce their termination charges by January 2004. For Telenor’s part this means a reduction from NOK 0.68 to NOK 0.63 per minute. Telenor has agreed to the recommendation under certain conditions.

Pannon GSM — Hungary

	3rd quarter		First three quarters
					Year
(NOK in millions)	2003	2002	2003	2002	2002

Mobile related revenues	1,308	1,165	3,679	2,955	4,187
Other revenues	101	85	227	206	318

Total revenues	1,409	1,250	3,906	3,161	4,505

EBITDA	508	427	1,489	1,132	1,586
Depreciation and amortization	230	192	658	497	700
Write-downs	—	—	6	—	15

Operating profit	278	235	825	635	871

EBITDA/Total revenues (%)	36.1	34.2	38.1	35.8	35.2
Operating profit/Total revenues (%)	19.7	18.8	21.1	20.1	19.3
Capex	195	189	444	564	825
ARPU (GSM) — monthly (NOK)	170	177	163	181	180
No. of subscriptions (in thousand)			2,564	2,311	2,450

The table above shows figures from the time of consolidation as of 4 February 2002. Telenor’s ownership interest in Pannon GSM is 100%.

•	Pannon GSM’s estimated market share was 37% at the end of the third quarter of 2003, compared to 39% at the end of the third quarter of 2002. Compared to the third quarter of 2002, the estimated mobile penetration in Hungary increased from 63% to 75%.

•	The increased number of subscriptions contributed to a growth measured in local currency of 9% in revenues and 14% in EBITDA compared to the third quarter of 2002. The number of subscriptions increased by 11% from the third quarter of 2002. ARPU dropped by 6% compared to the third quarter of 2002, primarily due to price reductions and changes in the calling pattern.

•	Increased EBITDA compared to the third quarter of 2002 was related to increased revenues and lower provisions for Universal Services Funds.

•	Pannon GSM has increased its total number of subscriptions in a highly competitive market. Compared to the second quarter of 2003 the number of subscriptions increased by 50,000, of which 12,000 were GSM contract subscriptions. Related costs contributed to a reduction in the EBITDA margin compared to the second quarter of 2003.

•	Depreciation and amortization increased compared to the third quarter of 2002, as a result of higher investments in the subsequent quarters.

Telenor ASA third quarter 2003     Page: 7

•	In the first quarter of 2003, Pannon GSM was determined to have a significant market power in the national interconnection market. Pannon GSM has appealed the decision, which for the time being has been suspended until a final decision is made. The hearing before the Supreme Court in Hungary is scheduled for November 2003. The effect of an unfavorable decision in the case is difficult to quantify, but may lead to a requirement to reduce interconnection fees. As of 1 October 2003 Pannon GSM has reduced its interconnection fees by approximately 6%.

Digi.Com — Malaysia

	3rd quarter		First three quarters
					Year
(NOK in millions)	2003	2002	2003	2002	2002

Mobile related revenues	707	531	1,961	1,646	2,273
Other revenues	119	119	333	343	442

Total revenues	826	650	2,294	1,989	2,715

EBITDA	319	222	909	707	1,022
Depreciation and amortization	202	179	579	358	579
Write-downs	5	—	15	13	12

Operating profit	112	43	315	336	431

EBITDA/Total revenues (%)	38.6	34.2	39.6	35.5	37.6
Operating profit/Total revenues (%)	13.6	6.6	13.7	16.9	15.9
Capex	240	302	513	832	1,457
ARPU (GSM) — monthly (NOK)	117	138	117	155	152
No. of subscriptions (100% in thousand)			2,055	1,454	1,616

Telenor’s ownership interest in DiGi.Com was 61.0% at the end of the third quarter of 2003.

•	DiGi.Com’s estimated market share was 19% at the end of the third quarter of 2003, compared to 17% at the end of the third quarter of 2002. Compared to the third quarter of 2002, the estimated mobile penetration in Malaysia increased from 34% to 45%.

•	Measured in local currency revenues increased by 35% compared to the third quarter of 2002, primarily as a result of an increased number of subscriptions. ARPU measured in local currency fell by 5% compared to the third quarter of 2002, primarily because new subscriptions on average generated lower traffic, and price reductions in the form of free calltime and loyalty programmes.

•	Increased EBITDA margin was due to the increased revenues and more efficient operations. Measured in local currency EBITDA increased by 52% compared to the third quarter of 2002, and by 44% measured in Norwegian Kroner.

•	Depreciation and amortization increased compared to the third quarter of 2002, as a result of higher capital expenditure in the subsequent quarters.

•	Capital expenditure (capex) increased compared to the level in the first half of 2003, primarily as a result of postponed activities in previous quarters. A further increase in the level of capital expenditure is expected in the fourth quarter.

•	DiGi.Com has been granted temporary relief to the end of the year from the required 25% level of free flow of shares on the Kuala Lumpur Stock Exchange.

Telenor ASA third quarter 2003     Page: 8

Kyivstar — Ukraine

	3rd quarter		First three quarters
					Year
(NOK in millions)	2003	2002	2003	2002	2002

Mobile related revenues	744	183	1,783	183	681
Other revenues	16	7	50	7	27

Total revenues	760	190	1,833	190	708

EBITDA	465	118	1,066	118	403
Depreciation and amortization	90	26	248	26	98
Write-downs	—	—	—	—	—

Operating profit	375	92	818	92	305

EBITDA/Total revenues (%)	61.2	62.1	58.2	62.1	56.9
Operating profit/Total revenues (%)	49.3	48.4	44.6	48.4	43.1
Capex	290	94	720	94	329
ARPU (GSM) — monthly (NOK)	106	113	93	113	107
No. of subscriptions (100% in thousand)			2,512	1,659	1,856

The table above shows figures from the time of consolidation as of 1 September 2002. Telenor’s ownership interest at the end of the third quarter of 2003 was 55.35%. The discussion and analysis presented below for Kyivstar is based upon Kyivstar’s own profit and loss statement for the third quarter of 2002, adjusted to comply with Telenor’s accounting principles, as Kyivstar was not consolidated for the whole of the third quarter of 2002.

•	The number of subscriptions in Kyivstar increased by 51% compared to the third quarter of 2002. Kyivstar’s estimated market share was 48% at the end of the third quarter of 2003, compared to 49% at the end of the third quarter of 2002. The reduction was a result of increased competition, especially in the prepaid segment. Compared to the third quarter of 2002, the estimated mobile penetration in the Ukraine increased from 7% to 11%.

•	Measured in US Dollars, revenues in Kyivstar increased by 50% compared to the third quarter of 2002, as a result of an increase in the number of subscriptions. At the same time EBITDA increased by 48% measured in US Dollars. Increased revenues compared to the previous quarters in 2003 was related to more subscriptions and higher ARPU.

•	Despite strong growth in the number of subscriptions and the increased share of prepaid subscriptions, Kyivstar maintained ARPU at the same level as in the third quarter of 2002 measured in US Dollars. Compared to the second quarter of 2003 ARPU increased by 12% measured in US Dollars as a result of increased traffic minutes per subscription, primarily related to seasonal variations.

•	Continued high EBITDA margin reflected cost effective operations and a low level of sales and acquisition costs.

•	Depreciation and amortization measured in US Dollars increased compared to the third quarter of 2002, as a result of higher capital expenditure in the subsequent quarters.

•	From 19 September 2003 it is no longer permitted to charge own customers for incoming calls from other networks. In accordance with guidelines set by the authorities Kyivstar has entered into interconnection agreements with the fixed network operators. Overall this is a positive development for the mobile operators.

Telenor ASA third quarter 2003     Page: 9

GrameenPhone — Bangladesh

	3rd quarter		First three quarters
					Year
(NOK in millions)	2003	2002	2003	2002	2002

Mobile related revenues	424	314	1,097	891	1,203
Other revenues1)	—	72	6	319	386

Total revenues	424	386	1,103	1,210	1,589

EBITDA	274	208	692	584	757
Depreciation and amortization	43	35	117	114	126
Write-downs	—	—	—	—	—

Operating profit	231	173	575	470	631

EBITDA/Total revenues (%)	64.6	53.9	62.7	48.3	47.6
Operating profit/Total revenues (%)	54.5	44.8	52.1	38.8	39.7
Capex	77	96	240	203	342
ARPU (GSM) — monthly (NOK)	143	167	137	177	172
No. of subscriptions (100% in thousand)			1,047	704	769

The ownership interest was 46.4% and Telenor owned 51% of the voting shares at the end of the third quarter of 2003.

1)	With effect from the third quarter of 2002, fees collected by GrameenPhone on behalf of the authorities have been deducted from revenues. With effect from the first quarter of 2003, sales of handsets in GrameenPhone are treated as commission sales, and are therefore excluded from revenues and cost of materials from this time. These effects contributed to low “other revenues” and cost of materials in 2003, but had no effect on profits.

•	GrameenPhone’s estimated market share was 67% at the end of the third quarter of 2003, compared to 71% at the end of the third quarter of 2002, while the estimated mobile penetration in Bangladesh increased from 0.7% to 1.2%.

•	Increased numbers of subscriptions contributed to an increase measured in local currency in mobile related revenues by 46%, compared to the third quarter of 2002, and by 35% measured in Norwegian Kroner.

•	Measured in Norwegian Kroner ARPU decreased by 14% while the reduction measured in local currency was only 1% compared to the third quarter of 2002, despite the strong growth in the number of prepaid subscriptions. ARPU increased compared to previous quarters in 2003.

•	Measured in local currency EBITDA increased by 42% compared to the third quarter of 2002, primarily due to increased mobile related revenues and more efficient operations. The increase was 32% measured in Norwegian Kroner.

Telenor ASA third quarter 2003     Page: 10

Other units in Mobile (including eliminations and amortization and write-downs of net excess values)1)

	3rd quarter		First three quarters
					Year
(NOK in millions)	2003	2002	2003	2002	2002

EBITDA	(122)	(107)	(363)	(466)	(616)
Depreciation and amortization1)	243	237	779	671	1,069
Write-downs2)	(3)	—	8	4	2,147

Operating (loss)	(362)	(344)	(1,150)	(1,141)	(3,832)

1) Includes amortization of Telenor’s net excess values by	239	203	713	568	935
2) Includes write-downs of Telenor’s net excess values by	—	—	—	—	2,138
Capex	—	2	65	21	28

*)	Net excess values are the differences between Telenor’s acquisition cost and Telenor’s share of equity at acquisition of subsidiaries.

•	Other units in Mobile include the mobile activities in Sweden, costs related to the management and administration of the company’s international mobile operations, and amortization and write-downs of Telenor’s net excess values.

•	The EBITDA loss increased somewhat in relation to the third quarter of 2002 primarily due to increased activity in Sweden. The EBITDA loss in Sweden was NOK 37 million compared to a loss of NOK 6 million in the third quarter of 2002. Net costs related to management and administration of the company’s international mobile portfolio decreased compared to the third quarter of 2002.

•	Increased amortization of Telenor’s net excess values compared to the third quarter of 2002 was due to the consolidation of Kyivstar and allocation of excess values in Pannon GSM completed as of 31 December 2002. This was partially offset by lower amortization of goodwill related to DiGi.Com, as a result of the write-down recorded as of 31 December 2002.

Associated companies and joint ventures in Mobile

	3rd quarter		First three quarters
					Year
(NOK in millions)	2003	2002	2003	2002	2002

Telenors share of1)
Net income after taxes	252	214	533	696	612
Amortization of Telenor’s net excess values	(157)	(199)	(457)	(617)	(798)
Write-downs of Telenor’s excess values	—	(3)	—	(3)	(1,884)
Gains on disposal of ownership interests	—	—	1,580	—	40

Net result from associated companies	95	12	1,656	76	(2,030)

1)	The figures are partly based on management’s estimates in connection with the preparation of the consolidated financial statements. The consolidated profit and loss statement contains only the line “net result from associated companies”. The table includes Telenor’s share of the results in Pannon GSM up to 4 February 2002 and Kyivstar up to 1 September 2002. Subsequent to these dates these companies are consolidated as subsidiaries. Cosmote was included as an associated company through April 2003. Net excess values are the differences between Telenor’s acquisition cost and Telenor’s share of equity at acquisition of associated companies.

Telenor ASA third quarter 2003     Page: 11

•	From the end of the second quarter there has been a significant growth in the overall subscription base for the associated companies. The growth was especially high in VimpelCom in Russia and DTAC in Thailand. In Sonofon in Denmark however, there was a reduction in the number of subscriptions due to strong competition.

•	The reduction in profits due to companies that are no longer associated companies was more than offset by the positive development in several of the remaining associated companies, primarily VimpelCom.

•	Reduced amortization of Telenor’s net excess values compared to the third quarter of 2002 was due to write-downs made in 2002 and to associated companies that have become subsidiaries.

FIXED

	3rd quarter		First three quarters
					Year
(NOK in millions)	2003	2002	2003	2002	2002

External revenues
Norway	4,087	4,054	12,349	12,354	16,532
Sweden	393	220	1,086	761	983
Russia	204	167	556	500	677
Other countries	40	35	118	108	146

Total external revenues	4,724	4,476	14,109	13,723	18,338

Internal revenues	428	393	1,224	1,214	1,670
Gains on disposal	—	—	1	—	14

Total revenues	5,152	4,869	15,334	14,937	20,022

EBITDA	1,761	1,471	5,043	4,238	5,597
Depreciation and amortization1)	969	1,111	3,073	3,275	4,366
Write-downs2)	—	351	7	369	500

Operating profit	792	9	1,963	594	731

1) Includes amortization of Telenor’s net excess values by	(74)	33	(52)	128	157
2) Includes write-downs of Telenor’s net excess values by	—	89	—	89	160
EBITDA/Total revenues (%)	34.2	30.2	32.9	28.4	28.0
Operating profit/Total revenues (%)	15.4	0.2	12.8	4.0	3.7
Investments:
- Capex	438	978	1,283	2,472	3,260
- Investments in businesses	1	—	218	12	270

•	Reduced operating expenses contributed to the increase in the EBITDA margin to 34.2% while at the same time capital expenditure was significantly reduced compared to the third quarter of 2002.

Telenor ASA third quarter 2003     Page: 12

Fixed — Norway

	3rd quarter		First three quarters
					Year
(NOK in millions)	2003	2002	2003	2002	2002

Subscriptions and connections — PSTN and ISDN	1,069	1,132	3,269	3,251	4,361
ADSL and Internet subscriptions	277	187	766	533	737
Internet traffic	126	147	432	512	690
Other traffic	1,204	1,326	3,837	4,175	5,564

Total PSTN/ISDN, ADSL and Internet	2,676	2,792	8,304	8,471	11,352

Leased lines	88	97	249	267	341
Datacommunication (frame relay, atm, lan-lan, datapak)	209	197	618	625	828
Managed services	168	171	535	487	679
Other retail products	115	67	303	277	388

Total other retail revenues	580	532	1,705	1,656	2,236

Total retail revenues	3,256	3,324	10,009	10,127	13,588

Domestic interconnect	227	163	635	542	736
International interconnect	94	94	255	258	340
Transit traffic	275	265	778	797	1,027
Leased lines	158	149	474	492	647
Other wholesale revenues	77	59	198	138	194

Total wholesale market revenues	831	730	2,340	2,227	2,944

Total external revenues	4,087	4,054	12,349	12,354	16,532

Internal revenues	446	412	1,279	1,265	1,749
Gains on disposal	—	—	1	—	—

Total revenues — Norway	4,533	4,466	13,629	13,619	18,281

EBITDA	1,677	1,450	4,904	4,162	5,489
Depreciation and amortization1)	940	1,010	2,811	2,929	3,919
Write-downs2)	—	349	—	367	413

Operating profit	737	91	2,093	866	1,157

1) Includes amortization of Telenor’s net excess values by	6	7	7	19	23
2) Includes write-downs of Telenor’s net excess values by	—	89	—	89	89
EBITDA/Total revenues (%)	37.0	32.5	36.0	30.6	30.0
Operating profit/Total revenues (%)	16.3	2.0	15.4	6.4	6.3
Investments:
- Capex	365	902	1,086	2,203	2,919
- Investments in businesses	—	—	—	10	11

Telenor ASA third quarter 2003     Page: 13

•	External revenues from PSTN and ISDN subscriptions and connections were reduced compared to the third quarter of 2002 due to the transition to wholesale of subscriptions and a drop in the number of subscriptions in the market. Increased external revenues from ADSL and Internet subscriptions was due to the growth in the number of ADSL subscriptions. The number of ADSL subscriptions (residential and business) at the end of the third quarter of 2003 was approximately 150,000, an increase of nearly 87,000 compared to the third quarter of 2002 and 16,000 compared to the end of the second quarter of 2003. Telenor maintained its market leading position.

•	External traffic revenues were lower than in the third quarter of 2002 due to an approximately 7% decline in total traffic measured in minutes in Telenor’s network and reduced market share. The reduction in total traffic resulted from the migration of fixed voice traffic to mobile traffic and of data traffic from dial-up Internet to ADSL. Telenor’s market share measured in traffic minutes was 69% at the end of the third quarter of 2003 compared to 73% at the end of the third quarter of 2002 and 70% at the end of the previous quarter.

•	Increased external wholesale revenues was primarily due to wholesale of subscriptions, increased national interconnection traffic and increased sales of operator access.

•	Increased EBITDA compared to the third quarter of 2002 was primarily related to an increased contribution margin (revenues less cost of materials and traffic charges) and reduced operating expenses. The increased contribution margin was related to revenue growth and change in the product mix towards products with higher margins. In the third quarter of 2003 provisions for workforce reductions initiated in 2002 totalling NOK 28 million were reversed, while in the third quarter of 2002 NOK 66 million was expensed, primarily related to loss contracts within operating services.

•	In the third quarter of 2002 write-downs totalling NOK 349 million were made, mainly within operating services. Depreciation and amortization was lower than in the third quarter of 2002 due to low levels of investment in 2002 and 2003, in addition to the effect of write-downs made in 2002. With effect from 1 July 2003 Telenor reduced the depreciation period for a billing system due to the decision to invest in a new system. This contributed to increased depreciation of NOK 25 million in the third quarter of 2003.

•	The reduction in capital expenditure compared to the third quarter of 2002 was due to the efficient utilization of earlier investments, lower demand for fixed network services and lower equipment prices.

Fixed — Sweden

	3rd quarter		First three quarters
					Year
(NOK in millions)	2003	2002	2003	2002	2002

External revenues	393	220	1,086	761	983
Internal revenues	19	18	62	60	76
Gains on disposal	—	—	—	—	14

Total revenues	412	238	1,148	821	1,073

EBITDA	14	(28)	(48)	(74)	(100)
Depreciation and amortization1)	(25)	46	105	175	218
Write-downs1)	—	—	4	—	15

Operating profit (loss)	39	(74)	(157)	(249)	(333)

1) Include amortization and write-downs of Telenor’s net excess values by	(97)	1	(108)	30	31
Investments:
- Capex	7	20	26	68	84
- Investments in businesses	—	—	—	—	257

Telenor ASA third quarter 2003     Page: 14

•	The activities in Fixed — Sweden are significantly different compared to 2002. As of 31 December 2002, the customer base in Telenordia Privat AB was sold in exchange for 37.2% of the shares in the listed Swedish company Glocalnet AB. In December 2002 Telenor acquired 90% of the listed Swedish company Utfors AB, and the company was consolidated as a subsidiary as of 31 December 2002.

•	In addition to the effect of the consolidation of Utfors revenues increased compared to the third quarter of 2002 due to new wholesale agreements with the associated company Glocalnet AB. In the third quarter of 2002, Telenordia Privat had external revenues of NOK 57 million and an EBITDA loss of NOK 18 million.

•	In the third quarter of 2003 the allocation of net excess values related to the acquisition of Utfors AB was finalized. This resulted in negative goodwill. Part of this negative goodwill was related to expected losses at the time of the acquisition, and is taken to income in line with the losses. The rest of the negative goodwill is recognized as income over 14 years, and is included in depreciation and amortization.

Fixed — Russia

	3rd quarter		First three quarters
					Year
(NOK in millions)	2003	2002	2003	2002	2002

External revenues	204	167	556	500	677
Internal revenues	—	2	2	4	5
Gains on disposal	—	—	—	—	—

Total revenues	204	169	558	504	682

	—	—	—	—
EBITDA	79	59	207	170	228
Depreciation and amortization1)	42	37	118	118	158
Write-downs	—	2	—	2	—

Operating profit	37	20	89	50	70

1) Include amortization of Telenor’s net excess values by	17	17	49	56	73
EBITDA/Total revenues (%)	38.7	34.9	37.1	33.7	33.4
Operating profit/Total revenues (%)	18.1	11.8	15.9	9.9	10.3
Investments:
- Capex	55	39	141	145	181
- Investments in businesses	1	—	218	2	2

•	Measured in Norwegian Kroner, revenues in Fixed — Russia increased by 21% compared to the third quarter of 2002, which was an increase of 29% measured in US Dollars. The increase was related to increased voice traffic, increased number of ASDL subscriptions and increased sales of high-speed connections.

•	The increase in the operating profit was primarily related to the growth in revenues.

•	In the third quarter an agreement was entered into regarding the sale of the shares in Comincom in exchange for a 19.5% stake in the listed company Golden Telecom, Inc. The transaction is, among other things, dependent on approval by the authorities in both the USA and Russia. The transaction is expected to be completed this year.

Fixed — other countries

•	Fixed — Other Countries comprises activities in the Czech Republic and Slovakia. Revenues increased to NOK 41 million compared to NOK 36 million in the third quarter of 2002. EBITDA increased by NOK 10 million to zero in the third quarter of 2003.

Telenor ASA third quarter 2003     Page: 15

BROADCASTBROADCAST

	3rd quarter		First three quarters
					Year
(NOK in millions)	2003	2002	2003	2002	2002

External revenues
Distribution	945	778	2,728	1,303	2,148
Transmission	202	211	609	882	1,110
Other	8	18	31	83	108

Total external revenues	1,155	1,007	3,368	2,268	3,366

Internal revenues	39	52	122	177	241
Gains on disposal	9	—	20	—	(2)

Total revenues	1,203	1,059	3,510	2,445	3,605

	—	—	—	—
EBITDA	319	181	850	381	499
Depreciation and amortization1)	251	297	792	595	844
Write-downs1)	5	18	9	20	130

Operating profit (loss)	63	(134)	49	(234)	(475)

1) Include amortization of Telenor’s net excess values by	67	84	194	121	161
EBITDA/Total revenues (%)	26.5	17.1	24.2	15.6	13.8
Investments:
- Capex	56	74	119	215	384
- Investments in businesses	4	8	14	2,377	2,385

•	Canal Digital was consolidated as of 1 July 2002. The figures for the third quarter in all material respects include the same operations as for the third quarter of 2002, and reflects the development in these operations.

Telenor ASA third quarter 2003     Page: 16

Broadcast — Distribution

	3rd quarter		First three quarters
					Year
(NOK in millions)	2003	2002	2003	2002	2002

Satellite dish	636	515	1,826	515	1,099
Cable-TV	226	191	655	549	742
Small antenna TV-networks	83	77	241	187	252
Other	—	(5)	6	52	55

Total external revenues	945	778	2,728	1,303	2,148

Internal revenues	3	1	9	4	16
Gains on disposal	9	—	20	—	(2)

Total revenues	957	779	2,757	1,307	2,162

EBITDA	174	45	458	(5)	19
Depreciation and amortization1)	189	226	578	372	541
Write-downs1)	—	7	2	8	56

Operating (loss)	(15)	(188)	(122)	(385)	(578)

1) Include amortization of Telenor’s net excess values by	67	84	194	120	160
EBITDA/Total revenues (%)	18.2	5.8	16.6	(0.4)	0.9
Investments:
- Capex	20	43	54	130	235
- Investments in businesses	—	—	—	2,369	2,369

•	Revenues in Distribution increased compared to the third quarter of 2002 due primarily to more subscriptions, foreign currency fluctuations, price increases for cable-TV, and changes in accruals of card fees for satellite dish which showed an effect between the third and fourth quarter in 2002. Gains on disposals were related to sales of local cable TV-networks.

•	EBITDA in Distribution increased compared to the third quarter of 2002 as a result of increased revenues and the effects of restructuring measures implemented in the fourth quarter of 2002. Towards the end of the third quarter customer acquisition costs increased, and is expected to increase further in the fourth quarter. The reduced EBITDA compared to the second quarter of 2003 was related to the fact that the second quarter was positively affected by items relating to previous periods.

•	A restructuring and workforce reduction will be carried out in Distribution in the fourth quarter.

•	Reduced depreciation and amortization compared to the third quarter of 2002 was mainly due to the reallocation of excess values in Canal Digital in the fourth quarter of 2002.

•	The reduction in capital expenditure compared to the third quarter of 2002 was related to the reduced investments in the network upgrade within cable-TV operations and the development of platforms within interactive TV.

Telenor ASA third quarter 2003     Page: 17

Broadcast — Transmission

	3rd quarter		First three quarters
					Year
(NOK in millions)	2003	2002	2003	2002	2002

External revenues	202	211	609	882	1,110
Internal revenues	111	147	351	238	347
Gains on disposal	—	—	—	—	—

Total revenues	313	358	960	1,120	1,457

EBITDA	144	148	410	454	581
Depreciation and amortization	60	70	206	213	290
Write-downs	5	11	5	12	41

Operating profit	79	67	199	229	250

EBITDA/Total revenues (%)	46.0	41.3	42.7	40.5	39.9
Operating profit/Total revenues (%)	25.2	18.7	20.7	20.4	17.2
Investments:
- Capex	25	30	51	80	115
- Investments in businesses	—	—	—	—	—

•	Reduced revenues in Transmission compared to the third quarter of 2002 was related to the reduced sales of analogue transmissions via satellite.

•	Increased operating profit in Transmission compared to the third quarter 2002 was related to reduced prices on the leasing of satellite capacity, costs reductions and lower depreciation and write-downs, which more than offset reduced revenues. Reduced depreciation and amortization was a result of fully depreciated fixed assets.

Broadcast — Other

•	Reduced external revenues in Broadcast — Other compared to the third quarter of 2002 was related to lower sales of access equipment in Conax.

Telenor ASA third quarter 2003     Page: 18

OTHER ACTIVITIES
EDB BUSINESS PARTNER

	3rd quarter		First three quarters
					Year
(NOK in millions)	2003	2002	2003	2002	2002

External revenues	768	741	2,380	2,466	3,383
Internal revenues	240	260	777	748	955
Gains on disposal	—	—	19	1	3

Total revenues	1,008	1,001	3,176	3,215	4,341

	—	—	—	—
EBITDA	11	127	222	266	348
Depreciation and amortization	96	96	277	287	393
Write-downs	6	—	17	4	364

Operating profit (loss)	(91)	31	(72)	(25)	(409)

EBITDA/Total revenues (%)	1.1	12.7	7.0	8.3	8.0
Investments:
- Capex	17	50	145	138	167
- Investments in businesses	—	1	95	6	88

Operations that were transferred to Itworks AS are not included in the figures for EDB Business Partner. This creates a divergence in relation to the figures presented by EDB Business Partner ASA for 2002.

•	Revenues were on level with the third quarter of 2002. This reflects a relatively flat market development. There was growth within the Operations area related to sales of outsourcing services, while Bank & Finance experienced reductions in software sales. Revenues within Telecom increased as a result of acquired operations. The Consultancy area was wound up as of 1 July 2003. Parts of the operation have been transferred to the other business areas within EDB Business Partner.

•	In the third quarter of 2003 provisions of NOK 142 million were made for costs for workforce reductions and loss contracts, including estimated losses on property lease contracts. There were no similar charges in the third quarter of 2002. The operating margin (operating profit in per cent of revenues) before the above-mentioned provisions increased as a result of considerable cost savings. In the third quarter of 2003 the Bank & Finance area was reorganized so as to create a more market-oriented organization.

•	Write-downs of goodwill of NOK 6 million were recorded within Bank & Finance with respect to two smaller items.

•	Capital expenditure was low in the third quarter of 2003 as a consequence of a generally low level of investment and because two large investments within the Operation area were completed during the first half of the year.

Telenor ASA third quarter 2003     Page: 19

OTHER BUSINESS UNITS

	3rd quarter		First three quarters
Revenues					Year
(NOK in millions)	2003	2002	2003	2002	2002

Satellite Services	499	507	1,539	1,712	2,153
Satellite Networks	136	131	404	458	611
Teleservice	175	176	538	578	756
Nextra International	3	173	256	565	725
Sotware Services	13	17	48	86	185
Itworks	—	—	—	188	188
Other	133	99	364	296	438
Eliminations	(3)	(5)	(8)	(14)	(16)

Revenues	956	1,098	3,141	3,869	5,040

Gains on disposal	2	—	16	—	—

Total revenues	958	1,098	3,157	3,869	5,040

EBITDA	111	29	176	92	178
Depreciation and amortization1)	108	125	344	443	582
Write-downs1)	—	295	14	293	332

Operating profit (loss)	3	(391)	(182)	(644)	(736)

1) Include amortization and write downs of Telenor’s net excess values by	9	14	29	45	99
Operating profit (loss)

Satellite Services	55	30	174	90	100
Satellite Networks	3	6	—	27	39
Teleservice	(12)	(18)	(2)	(110)	(93)
Nextra International	(15)	(50)	(254)	(157)	(260)
Sotware Services	(25)	(340)	(83)	(415)	(372)
Itworks	—	—	—	(22)	(23)
Other	(3)	(19)	(17)	(57)	(127)

Total operating profit (loss)	3	(391)	(182)	(644)	(736)

Investments:
- Capex	39	37	139	136	301
- Investments in businesses	1	2	17	755	771

Satellite Services

•	Reduced revenues in Satellite Services compared to the third quarter of 2002 were primarily due to the strengthening of the Norwegian Krone against the US Dollar and reduced sales of low-margin services, partially offset by increased sales of high-speed data traffic and launching of new products.

•	Increased operating profit compared to the third quarter of 2002 was related to increased sales of high margin products, the discontinuance of costs related to the liquidated Eik-cooperation, as well as the exploitation of synergy effects following the coordination of units.

Telenor ASA third quarter 2003     Page: 20

Satellite Networks

•	Increased revenues in Satellite Networks compared to the third quarter of 2002 was primarily related to increased sales connected to contracts in the Norwegian and Slovakian satellite operations, which were partially offset by reduced revenues in Taide and reduced activity in Poland in 2003.

•	The reduced operating profit compared to the third quarter of 2002 was related to costs connected to the winding up of operations in Poland. Taking this into consideration, the development was positive in terms of increased revenues and lower operating expenses.

Teleservice

•	Reduced revenues from directory enquiry services compared to the second quarter of 2002 was a consequence of a reduced market share and a general decline in demand for directory enquiry services which were offset by increased revenues from new units in Sweden.

•	The reduced operating loss compared to the third quarter of 2002 was largely related to lower expenses for workforce reductions. In the third quarter of 2002 a provision of NOK 40 million was made for workforce reductions compared to NOK 18 million during the third quarter of 2003.

Software Services

•	Reduced revenues compared to the third quarter of 2002 was related to lower sales of software and consultancy services, partly a consequence of the reduced scope of the operation.

•	In the third quarter of 2002 write-downs of NOK 295 million on CA software were made. Apart from this write-down, the operating loss was reduced compared to the third quarter of 2002 due to lower costs connected to reduced activities and reduced amortizations due to the write-downs in 2002.

CORPORATE FUNCTIONS AND GROUP ACTIVITIES

	3rd quarter		First three quarters
					Year
(NOK in millions)	2003	2002	2003	2002	2002

External revenues	46	47	158	170	247
Internal revenues	472	458	1,477	1,383	1,869
Gains on disposal	11	1	46	116	143

Total revenues	529	506	1,681	1,669	2,259

EBITDA	64	(66)	55	(367)	(569)
Depreciation and amortization	97	90	283	257	362
Write-downs	—	—	—	—	—

Operating (loss)	(33)	(156)	(228)	(624)	(931)

Investments:
- Capex	36	198	91	938	1,064
- Investments in businesses	4	(1)	10	56	56

•	Increased internal revenues from sales of services related to the centralization of accounting functions and moving into new buildings with expanded services were partially offset by reduced revenues from internal outsourcing of personnel since this operation was transferred to Mobile in the third quarter of 2003.

•	EBITDA increased as a consequence of lower costs in strategic group projects and general cost reductions, reduced expenses for lease of properties and increased gains on sale of properties.

•	Increased depreciation and amortization and reduced capital expenditure were related to investments in new buildings in 2002.

Telenor ASA third quarter 2003     Page: 21

OTHER PROFIT AND LOSS ITEMS FOR THE GROUP

	3rd quarter		First three quarters
Depreciation, amortization and write-downs					Year
(NOK in millions)	2003	2002	2003	2002	2002

Depreciation of tangible assets	2,156	2,170	6,557	6,028	8,272
Amortization of goodwill*)	119	259	524	743	1,002
Amortization of other intangible assets*)	304	236	875	578	962

Total depreciation and amortization	2,579	2,665	7,956	7,349	10,236
Write-downs of tangible and other intangible assets	7	576	60	708	921
Write-downs of goodwill	6	38	16	41	2,632

Total write-downs	13	614	76	749	3,553

Total depreciation, amortization and write-downs	2,592	3,279	8,032	8,098	13,789

*)	See specification below.

•	Compared to the third quarter of 2002 depreciation of tangible assets in the Mobile business area increased by NOK 55 million. The international mobile operations had an increase of NOK 101 million primarily as a result of investments in the subsequent quarters. Mobile’s other activities had a reduction as a consequence of lower investments in the subsequent quarters and because some fixed assets were fully depreciated. In the Fixed business area there was a reduction of NOK 48 million. This reduction was related to write-downs undertaken in 2002 and lower investments in the subsequent quarters, which were partially offset by the consolidation of Utfors AB and shorter estimated useful life on certain fixed assets. In the Broadcast business area there was a reduction of NOK 28 million, which was primarily related to lower investments in the subsequent quarters and that some fixed assets were fully depreciated.

*)	Specification of amortization of goodwill and other intangible assets (including amortization of Telenor’s net excess values)1)

	3rd quarter		First three quarters
					Year
(NOK in millions)	2003	2002	2003	2002	2002

DiGi.Com	34	73	99	235	304
Pannon GSM	227	172	672	465	765
Kyivstar	65	15	185	15	87
Other Mobile	13	14	39	40	58

Total Mobile	339	274	995	755	1,214
Fixed	(59)	37	(13)	147	193
Broadcast	71	85	204	120	165
EDB Business Partner	40	41	115	123	169
Other units	32	58	98	176	223

Total	423	495	1,399	1,321	1,964

1)	Net excess values are the differences between Telenor’s acquisition cost and Telenor’s share of equity at acquisition of subsidiaries.

Telenor ASA third quarter 2003     Page: 22

•	Reduced amortization of goodwill and other intangible assets in DiGi.Com compared to the third quarter of 2002 was related to the write-down of goodwill undertaken in the fourth quarter of 2002. The increase in Pannon GSM was related to the allocation of excess values completed as of 31 December 2002. Kyivstar was consolidated as of 1 September 2002, and consequently amortization in the third quarter of 2003 was higher than in the same quarter in 2002. In Fixed negative goodwill was taken to income in connection with the completion of the allocation of net excess values of Utfors AB in the third quarter of 2003.

Associated companies

	3rd quarter		First three quarters
					Year
(NOK in millions)	2003	2002	2003	2002	2002

Telenors share of1)
Net income after taxes	222	165	394	443	341
Amortization of Telenor’s net excess values	(160)	(217)	(481)	(673)	(862)
Write-downs of Telenor’s excess values	—	(74)	(11)	(74)	(1,965)
Gains on disposal of ownership interests	—	—	1,508	—	36

Net result from associated companies	62	(126)	1,410	(304)	(2,450)

1)	The figures are partly based on management’s estimates in connection with the preparation of the consolidated financial statements. The consolidated profit and loss statement contains only the line “net result from associated companies”. Net excess values are the differences between Telenor’s acquisition cost and Telenor’s share of equity at acquisition of associated companies

•	An increased net income after taxes from associated companies compared to the third quarter of 2002 was due to an improved profitability in several companies, of which VimpelCom accounted for the largest improvement.

•	Reduced amortization of Telenor’s net excess values on associated companies compared to the third quarter of 2002 was related to write-downs in 2002 and companies which have become subsidiaries.

•	Write-downs of excess values in the third quarter of 2002 was primarily related to Otrum.

•	In October 2003 Telenor was released from the financial guarantee to Svensk Eksportkreditt of SEK 331 million related to the associated company Bravida.

Financial items

	3rd quarter		First three quarters
					Year
(NOK in millions)	2003	2002	2003	2002	2002

Financial income	84	151	413	417	567
Financial expenses	(444)	(610)	(1,595)	(1,326)	(1,833)
Net foreign currency gain (loss)	41	42	55	(164)	(311)
Net gains (losses) and write-downs	(38)	(50)	(128)	(95)	(789)

Net financial items	(357)	(467)	(1,255)	(1,168)	(2,366)
Gross interest expenses	(437)	(637)	(1,593)	(1,437)	(1,901)
Net interest expenses	(342)	(516)	(1,258)	(1,089)	(1,425)

•	Reduced financial income compared to the third quarter of 2002 was to a large extent due to the lower interest rate in Norway.

•	In the third quarter of 2003 the financial expenses included a reversal of previously expensed interest of NOK 73 million connected to the dispute with WR Com Enterprises Ltd., discussed under “Disputes” below. In the third quarter of 2002 and 2003 approximately NOK 75 million was expensed as interest on the tax claim related to Sonofon, discussed under “Taxes” below. Telenor chose as of 30 September 2003 to pay the tax

Telenor ASA third quarter 2003     Page: 23

claim instead of continuing to provide the guarantee for the claim. Telenor will therefore in subsequent quarters not expense 12 per cent as interest on the claim. Capitalized interest was reduced as a result of general lower investment levels.

•	Reduced interest expenses compared to the third quarter 2002 were due to lower debt. In addition we are starting to see the effects of lower interest rates.

•	Net losses and write-downs in the third quarter 2003 were primarily related to write-downs of shares in Venture companies.

Taxes

•	The income tax rate in Norway is 28%. The effective tax rate for the Telenor group for 2003 is estimated at 32% of profit before taxes and minority interests. The estimated effective tax rate for 2003 increased from 31% in the second quarter of 2003. The settlement with WR Com Enterprises Ltd., discussed below, contributed to reducing estimated tax, which was more than offset by other changes in estimates.

•	To a large extent, Telenor has not made provisions for tax on retained profits in subsidiaries outside of Norway. If dividends are paid from some of these companies it will result in tax on such dividends.

•	The effective tax rate for Telenor is higher than the nominal tax rate of 28% due to losses from associated companies and subsidiaries abroad, as well as the amortization of goodwill where deferred tax assets have not been recognized. In 2003 the estimated tax rate was reduced due to the tax loss that is expected to be realized upon liquidation of Telenor Business Solutions UK subsequent to the sale of the operations in the company in July 2003. The estimated tax rate is based on assumptions of the profit for the year, and the actual tax rate for the year may differ from the estimated rate, particularly for changes in the estimates related to the above-mentioned factors, as well as other special conditions. In previous years, the tax rate for Telenor has also been affected by the realization of considerable tax losses. As a result of the challenge of the tax return for 2001, Telenor made a provision and increased its tax expenses in the third quarter of 2002 by NOK 2.4 billion, as such amount was recorded as a reduction in taxes in 2001.

BALANCE SHEET AND CASH FLOW

•	The reduction in total assets compared to the end of the last quarter was primarily related to depreciation and amortization of fixed assets and intangible assets beyond capital expenditure and a reduction in deferred tax assets as a consequence of the tax expense on the third quarter result.

•	Net interest-bearing liabilities were reduced by NOK 3.7 billion from the end of the second quarter to NOK 21.6 billion at the end of the third quarter of 2003. The reduction was primarily due to cash flow from operations in excess of investments. The settlement with WR Com Enterprises Ltd. reduced interest-bearing liabilities by approximately NOK 0.3 billion. Currency fluctuations decreased net interest-bearing liabilities measured in Norwegian Kroner by approximately NOK 0.2 billion compared to the second quarter of 2003.

•	In 2002 Telenor chose to provide a parent company guarantee for a tax claim of NOK 2.4 billion. Due to the significant reduction in short-term interest rates and no corresponding reduction in interest rates on overdue payments, Telenor decided to pay this tax claim on 30 September 2003. The decision to pay the tax claim carries no indication that Telenor has not changed the view that the tax return for 2001 was correct in all respects. The payment has not affected net interest-bearing liabilities, but has reduced gross interest-bearing liabilities and liquid assets.

•	In the third quarter of 2003 the allocation of net excess values related to the acquisition of the remaining 25% of the shares in Comincom and the acquisition of Utfors AB was finalized. For Comincom the increase in net excess values beyond goodwill has been charged directly to equity by NOK 35 million in accordance with Norwegian GAAP.

•	Translation adjustments have resulted in a net increase in equity during the third quarter of NOK 252 million, which was primarily related to Pannon GSM as a consequence of the strengthening of the Hungarian Forint against the Norwegian Krone during the quarter.

Telenor ASA third quarter 2003     Page: 24

DISPUTES

•	In October Telenor agreed to a settlement with WR Com Enterprises Ltd. which entailed Telenor paying WR Com Enterprises Ltd. a total of EUR 33.6 million. The dispute was discussed in note 24 of the annual report for 2002. The settlement stipulates that all legal proceedings are terminated and the previous arrest of Telenor’s shares in Cosmote shall be rescinded. As a result of the settlement Telenor reversed accruals of approximately NOK 200 million after taxes, primarily in the profit and loss line items for tax and interest expenses.

•	In October Telenor received a claim from Sense Communications ASA for repayment for alleged overcharging in the service provider agreement for the period 2000 to 2002. This claim has not yet been quantified. Telenor disputes the claim.

US GAAP

•	Telenor had net income in accordance with Generally Accepted Accounting Principles in the United States (US GAAP) of NOK 4,177 million in the first nine months of 2003 compared to net income in accordance with Norwegian accounting principles of NOK 3,561 million. The main reason for the difference is that goodwill is not amortized according to US GAAP, but is subject to an annual impairment test.

OUTLOOK

•	For Telenor as a whole, continued growth is expected in the fourth quarter in revenues and a slight improvement in the EBITDA margin compared to the fourth quarter of 2002. For the year as a whole, this will mean a considerable improvement both in EBITDA and in the operating profit compared to 2002, excluding special items.

•	For 2003 the level of capital expenditure is expected to be significantly lower than in 2002, in spite of the consolidation of Kyivstar, Canal Digital and Pannon GSM. Increased results and lower capital expenditure are expected to give a significant improvement in Telenor’s cash flow from operations (EBITDA-Capex) for 2003 compared to 2002.

•	For the Norwegian fixed network operations the EBITDA margin in the fourth quarter is expected to be in line with the first nine months of the year. Telenor expects that increased revenues from ADSL will be offset by reduced revenues from traffic and Internet. At the same time, it is expected that wholesale of subscriptions will result in reduced revenues as a result of a shift from end user to wholesale revenues, while other services are expected to have a moderate growth.

•	For the Norwegian mobile activities continued strong competitive pressure is expected. Telenor will emphasize securing our current market position. The margin development will in the short run be influenced by the competition and the growth in the market.

•	Telenor will continue to focus on increasing efficiency.

•	For Telenor’s international operations, continued growth in revenues is expected in the fourth quarter compared to the fourth quarter of 2002, but this growth is expected to slow down compared to the growth in the first nine months of 2003 as against the same period in 2002. The markets in some of Telenor’s international mobile companies are beginning to mature, and the growth is no longer influenced by the consolidation of new operations. In the separate markets there are different growth and competition, and Telenor seeks to balance the focus on profitability and market share. Compared to the fourth quarter of 2002, it is expected that in the fourth quarter of 2003 the EBITDA margin will improve, but that it will stabilize at a level corresponding approximately to the first nine months of the year.

•	Based on improved earnings and lower investments, the Board of Telenor will consider to propose for the General Meeting that an increased share of net income is paid as dividend and will consider to repurchase shares according to an authority provided by the General Meeting.

The unaudited interim consolidated financial statements according to Norwegian accounting principles have been prepared on a basis consistent with Telenor’s financial statements as of year-end 2002, and in accordance with the Norwegian accounting standard for interim reporting.

Telenor ASA third quarter 2003     Page: 25

The accounts submitted with the report have not been audited. This report contains statements regarding the future in connection with Telenor’s growth initiatives, profit figures, outlook, strategies and objectives. In particular, the section “Outlook” contains forward-looking statements regarding the group’s expectations for 2003. All statements regarding the future are subject to inherent risks and uncertainties, and many factors can lead to actual profits and developments deviating substantially from what has been expressed or implied in such statements. These factors include the risk factors relating to Telenor’s activities described in Telenor’s Annual Report 2002 on Form 20-F filed with the Securities and Exchange Commission in the USA under the headings “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” (available at www.telenor.com/ir/).

Oslo, 29 October 2003
The Board of Directors of Telenor ASA

Telenor ASA third quarter 2003     Page: 26

Profit and loss statement

	3rd quarter		First three quarters
Telenor group					Year
(NOK in millions except net income per share)	2003	2002	2003	2002	2002

Revenues	13,469	12,209	39,218	35,666	48,668
Gains on disposal of fixed assets and operations	22	1	102	118	158
Total revenues	13,491	12,210	39,320	35,784	48,826

Costs of materials and traffic charges	3,391	3,150	9,836	9,472	12,485
Own work capitalized	(122)	(104)	(398)	(397)	(567)
Salaries and personnel costs	2,148	2,325	7,011	7,380	10,104
Other operating expenses	3,166	3,060	9,251	9,352	13,188
Losses on disposal of fixed assets and operations	16	12	201	98	147
Depreciation and amortization	2,579	2,665	7,956	7,349	10,236
Write-downs	13	614	76	749	3,553
Total operating expenses	11,191	11,722	33,933	34,003	49,146

Operating profit (loss)	2,300	488	5,387	1,781	(320)

Associated companies	62	(126)	1,410	(304)	(2,450)
Net financial items	(357)	(467)	(1,255)	(1,168)	(2,366)
Profit (loss) before taxes and minority interests	2,005	(105)	5,542	309	(5,136)

Taxes	(676)	(854)	(1,772)	14	480
Minority interests	(48)	(87)	(209)	(45)	358
Net income (loss)	1,281	(1,046)	3,561	278	(4,298)

Net income (loss) per share in NOK — basic and diluted	0.72	(0.59)	2.01	0.16	(2.42)
US GAAP
Net income (loss)			4,177	1,512	(3,658)
Net income (loss) per share in NOK — basic and diluted			2.35	0.85	(2.06)

BALANCE

Telenor group
(NOK in millions)	30.09.2003	30.06.2003	30.09.2002	31.12.2002

Deferred tax assets	3,858	4,587	3,572	4,866
Intangible assets	14,371	14,614	18,312	15,045
Tangible assets	38,064	39,176	40,584	41,002
Associated companies	8,940	8,925	11,552	9,489
Other financial assets	4,914	4,640	4,379	3,760

Total fixed assets	70,147	71,942	78,399	74,162

Other current assets	10,659	10,732	11,020	9,772
Cash and interest-bearing investments	5,614	5,305	3,688	5,524

Total current assets	16,273	16,037	14,708	15,296

Total assets	86,420	87,979	93,107	89,458

Paid-in equity	29,285	29,285	29,266	29,285
Other equity	10,794	9,548	12,633	7,268
Cumulative translation adjustments	(2,299)	(2,551)	(2,266)	(2,868)

Shareholders equity	37,780	36,282	39,633	33,685

Minority interests	3,699	3,725	3,865	3,603

Total equity and minority interests	41,479	40,007	43,498	37,288

	1,543	1,557	1,419	1,176
Long-term interest-bearing liabilities	26,580	27,352	28,027	28,805
Long-term non-interest-bearing liabilities	989	616	547	473

Total long-term liabilities	27,569	27,968	28,574	29,278

Short-term interest-bearing liabilities	618	3,270	3,306	3,591
Short-term non-interest-bearing liabilities	15,211	15,177	16,310	18,125

Total current assets	15,829	18,447	19,616	21,716

Total assets	86,420	87,979	93,107	89,458

US GAAP
Shareholders equity	41,188	39,365	41,539	35,799

CHANGE IN SHAREHOLDERS EQUITY

	01.01.2003	01.01.2003	01.01.2002	01.01.2002
(NOK in millions)	-30.09.2003	-30.06.2003	-30.09.2002	31.12.2002

Shareholders equity as of 1 January	33,685	33,685	42,144	42,144
Net income	3,561	2,280	278	(4,298)
Dividends	—	—	—	(799)
Employee share issue	—	—	—	19
Consolidation Canal Digital	—	—	(668)	(658)
Acquisition Comincom	(35)	—	—	—
Translation adjustments	569	317	(2,121)	(2,723)

Shareholders equity	37,780	36,282	39,633	33,685

CASH FLOW STATEMENT

	First three quarters
Telenor group			Year
(NOK in millions)	2003	2002	2002

Profit before taxes and minority interests	5,542	309	(5,136)
Taxes paid	(2,882)	(1,366)	(2,050)
Net (gains) losses including write-downs of financial items	227	75	778
Depreciation, amortization and write-downs	8,032	8,098	13,789
Associated companies	(1,410)	304	2,450
Difference between expensed and paid pensions	(154)	147	359
Currency (gains) losses not relating to operating activities	(49)	142	391
Change in other accruals	(545)	911	2,277
Net cash flow from operating activities	8,761	8,620	12,858

Payments on purchase of tangible and intangible assets	(4,159)	(6,144)	(9,098)
Payments on purchase of subsidiaries and associated companies, net of cash received	(235)	(11,746)	(12,232)
Proceeds from sale of tangible and intangible assets and businesses, net of cash payed	2,515	315	401
Proceeds from sale of and payments for other investments	8	(765)	(798)
Net cash flow from investment activities	(1,871)	(18,340)	(21,727)

Proceeds and payments interest-bearing liabilities	(6,069)	8,093	9,062
Proceeds from issuance of shares including from minorities in subsidiaries	29	75	200
Payment of dividends	(799)	(621)	(621)
Net cash flow from financing activities	(6,839)	7,547	8,641

Effect on cash and cash equivalents of changes in foreign exchange rates	42	(190)	(347)
Net change in cash and cash equivalents	93	(2,363)	(575)

Cash and cash equivalents 01.01	5,264	5,839	5,839
Cash and cash equivalents by the end of the period	5,357	3,476	5,264

THE BUSINESS AREAS THIRD QUARTER

													Profit (loss)
													before taxes
	Total								Associated		Net financial		and minority
	revenues1)		of which external1)		EBITDA		Operating profit		companies		items		interests

(NOK in millions)	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002

Mobile	6,322	5,320	5,966	4,991	2,601	2,107	1,507	1,134	95	12	(347)	(383)	1,255	763
Fixed	5,152	4,869	4,724	4,476	1,761	1,471	792	9	1	(6)	(161)	(61)	632	(58)
Broadcast	1,203	1,059	1,164	1,007	319	181	63	(134)	15	(86)	(145)	(123)	(67)	(343)
EDB Business Partner	1,008	1,001	768	741	11	127	(91)	31	—	(4)	(17)	(15)	(108)	12
Other business units	958	1,098	812	950	111	29	3	(391)	(50)	(44)	(119)	(101)	(166)	(536)
Corporate functions and group activities	529	506	57	48	64	(66)	(33)	(156)	—	2	431	235	398	81
Eliminations	(1,681)	(1,643)	—	(3)	25	(82)	59	(5)	1	—	1	(19)	61	(24)

Total	13,491	12,210	13,491	12,210	4,892	3,767	2,300	488	62	(126)	(357)	(467)	2,005	(105)

1)	Revenues include gains on disposal of fixed assets and operations

THE BUSINESS AREAS FIRST THREE QUARTERS

													Profit (loss)
													before taxes
	Total								Associated		Net financial		and minority
	revenues1)		of which external1)		EBITDA		Operating profit		companies		items		interests

(NOK in millions)	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002

Mobile	17,499	14,680	16,520	13,730	7,073	5,398	3,792	2,720	1,656	76	(1,693)	(1,219)	3,755	1,577
Fixed	15,334	14,937	14,110	13,723	5,043	4,238	1,963	594	1	(6)	(581)	(98)	1,383	490
Broadcast	3,510	2,445	3,388	2,268	850	381	49	(234)	(66)	(257)	(625)	(315)	(642)	(806)
EDB Business Partner	3,176	3,215	2,399	2,467	222	266	(72)	(25)	(13)	(7)	(66)	(70)	(151)	(102)
Other business units	3,157	3,869	2,699	3,310	176	92	(182)	(644)	(167)	(106)	(308)	(317)	(657)	(1,067)
Corporate functions and group activities	1,681	1,669	204	286	55	(367)	(228)	(624)	(2)	—	2,194	862	1,964	238
Eliminations	(5,037)	(5,031)	—	—	—	(129)	65	(6)	1	(4)	(176)	(11)	(110)	(21)

Total	39,320	35,784	39,320	35,784	13,419	9,879	5,387	1,781	1,410	(304)	(1,255)	(1,168)	5,542	309

1)	Revenues include gains on disposal of fixed assets and operations

	2001				2002				2003

ANALYTICAL INFORMATION	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3

Revenues (NOK in millions)	10,001	10,055	10,064	15,920	11,563	12,011	12,210	13,042	12,606	13,223	13,491
EBITDA excluding gains and losses (NOK in millions)	2,293	2,201	2,096	2,287	2,926	3,155	3,778	3,599	4,184	4,448	4,886
Operating profit (loss) (NOK in millions)	986	(309)	(1,912)	4,412	602	691	488	(2,101)	1,475	1,612	2,300
Profit (loss) before taxes and minority interests (NOK in millions)	10,666	1,428	(2,547)	708	31	383	(105)	(5,445)	1,047	2,490	2,005
Equity ratio including minority interests (%)	51.9	51.5	55.1	55.3	49.4	48.2	46.7	41.7	42.6	45.5	48.0
Net interest bearing liabilities (NOK in millions)	20,502	10,866	16,358	13,171	24,449	25,717	27,645	26,872	26,139	25,317	21,584
Net interest bearing liabilities/EBITDA excluding gains and losses last 12 months	2.3	1.2	2.0	1.5	2.6	2.5	2.3	2.0	1.8	1.6	1.3
Capex (NOK in millions)	2,395	2,666	2,724	3,849	1,879	2,161	2,169	2,680	1,230	1,314	1,460
Investments in businesses (NOK in millions)	714	999	4,218	1,281	8,875	2,271	493	772	23	268	9
No. of man-years	20,450	21,300	23,200	21,000	22,250	21,650	22,350	22,100	21,200	21,150	20,300
- of which abroad	5,300	5,900	7,600	6,300	7,700	7,800	8,600	8,900	8,700	8,700	8,100
MOBILE
Telenor Mobil (Norway)
No. of mobile subscriptions (NMT + GSM) (in thousands)	2,189	2,233	2,289	2,307	2,314	2,360	2,409	2,382	2,342	2,330	2,364
No. of GSM subscriptions (in thousands)	2,098	2,147	2,211	2,237	2,249	2,299	2,352	2,330	2,294	2,285	2,324
- of which prepaid (in thousands)	938	969	1,023	1,027	1,051	1,094	1,131	1,115	1,093	1,091	1,120
Traffic minutes per GSM subscription per month, generated and terminated	171	175	182	177	171	185	186	178	178	190	195
Average revenue per GSM subscription per month in the quarter (ARPU):	333	337	357	331	334	351	359	340	330	346	354
- of which contract	479	492	526	479	481	511	528	492	480	501	519
- of which prepaid	152	146	159	159	162	168	171	170	163	172	174
No. of SMS and content messages (in millions)	315	323	359	376	391	403	444	454	452	462	500
Pannon (Hungary)
No. of mobile subscriptions (in thousands)	—	—	—	—	2,001	2,146	2,311	2,450	2,514	2,514	2,564
- of which prepaid (in thousands)	—	—	—	—	1,446	1,596	1,767	1,910	1,989	1,981	2,019
Traffic minutes per GSM subscription per month, generated and terminated	—	—	—	—	113	115	112	112	104	110	113
Average revenue per GSM subscription per month in the quarter (ARPU):	—	—	—	—	182	184	177	177	153	165	170
- of which contract	—	—	—	—	383	391	401	415	386	414	416
- of which prepaid	—	—	—	—	97	98	94	100	86	92	97
DiGi.Com (Malaysia)
No. of mobile subscriptions (100% in thousands)	—	—	—	1,039	1,159	1,284	1,454	1,616	1,803	1,946	2,055
- of which prepaid (100% in thousands)	—	—	—	902	1,044	1,176	1,351	1,519	1,708	1,850	1,953
Traffic minutes per GSM subscription per month, generated and terminated	—	—	—	204	197	189	185	185	177	175	177
Average revenue per GSM subscription per month in the quarter (ARPU):	—	—	—	180	169	158	138	145	123	111	117
- of which contract	—	—	—	265	313	331	312	352	331	336	367
- of which prepaid	—	—	—	166	150	142	124	131	112	100	105
Grameen Phone (Bangladesh)
No. of mobile subscriptions (100% in thousands)	242	335	373	464	550	625	704	769	835	928	1,047
- of which prepaid (100% in thousands)	77	149	190	279	353	424	501	563	631	725	820
Traffic minutes per GSM subscription per month, generated and terminated	335	302	333	292	308	297	288	298	309	312	328
Average revenue per GSM subscription per month in the quarter (ARPU):	226	203	204	173	191	173	167	155	133	136	143
- of which contract	275	277	282	259	311	297	286	303	283	295	337
- of which prepaid	109	88	119	106	118	104	100	95	81	89	90
Kyivstar (Ukraine)
No. of mobile subscriptions (100% in thousands)	—	—	—	—	—	—	1,659	1,856	2,012	2,205	2,512
- of which prepaid (100% in thousands)	—	—	—	—	—	—	1,283	1,472	1,614	1,768	2,037
Traffic minutes per GSM subscription per month, generated and terminated	—	—	—	—	—	—	50	49	43	52	59
Average revenue per GSM subscription per month in the quarter (ARPU):	—	—	—	—	—	—	113	102	81	92	106
- of which contract	—	—	—	—	—	—	194	202	167	176	204
- of which prepaid	—	—	—	—	—	—	73	70	54	66	74
Associated companies
No. of mobile subscriptions (100% in thousands)	10,503	10,662	10,968	12,809	12,424	14,425	14,814	16,116	17,158	15,105	17,035
FIXED — Norway
Retail market
No. of PSTN subscriptions (in thousands)	1,646	1,619	1,573	1,545	1,522	1,497	1,480	1,467	1,449	1,427	1,381
No. of ISDN subscriptions (lines in thousands)	1,664	1,701	1,727	1,766	1,803	1,818	1,818	1,828	1,816	1,800	1,755
PSTN/ISDN generated traffic (mill. minutes)	5,177	4,736	4,367	4,805	4,702	4,392	3,864	4,387	4,268	3,876	3,454
Market share of PSTN/ISDN generated traffic (%)	73	73	73	73	73	73	73	72	70	70	69
No. of internet subscriptions residential market Norway (in thousands)	683	718	757	831	893	915	936	960	982	988	1,004
- of which Frisurf (in thousands)	305	343	386	437	481	503	525	533	553	560	564
- of which ADSL (in thousands)	3	5	11	23	42	53	64	90	114	124	139
No. of internet subscriptions business market Norway (in thousands)	13	15	15	16	17	17	16	17	17	22	25
- of which ADSL (in thousands)	—	—	—	1	1	2	3	4	7	10	11
BROADCAST
No. of television subscribers in the Nordic region
- Subscribers with satellite dish (in thousands)	439	478	506	569	614	646	664	701	713	708	726
- Cable TV subscribers (in thousands)	362	362	367	561	557	559	561	571	575	590	594
- Households in small antenna TV-networks (in thousands)	1,237	1,112	1,147	1,193	1,140	1,126	1,129	1,133	1,130	1,049	1,100

Special items

	3rd quarter		First three quarters		Year

(NOK in millions)	2003	2002	2003	2002	2002

EBITDA	4,892	3,767	13,419	9,879	13,469
Gains on disposal of fixed assets and operations	(22)	(1)	(102)	(118)	(158)
Losses on disposal of fixed assets and operations	16	12	201	98	147
EBITDA excluding gains and losses	4,886	3,778	13,518	9,859	13,458

Expenses for workforce reductions, loss contracts and exit from activities
Mobile	(7)	—	(21)	6	120
Fixed	(28)	66	(24)	118	311
Broadcast	(3)	13	2	17	65
EDB Business Partner	142	—	199	49	111
Other business units	19	26	32	130	122
Corporate functions and Group activities	(5)	—	16	190	272
Eliminations	—	8	—	8	47
Total workforce reductions, loss contracts and exit from activities	118	113	204	518	1,048

Adjusted EBITDA	5,004	3,891	13,722	10,377	14,506

Write-downs
Mobile	2	—	29	113	2,289
Fixed	—	351	7	369	500
Broadcast	5	18	9	20	130
EDB Business Partner	6	—	17	4	364
Other business units	—	295	14	293	332
Corporate functions and Group activities	—	—	—	—	—
Eliminations	—	(50)	—	(50)	(62)
Total write-downs	13	614	76	749	3,553

Adjusted operating profit	2,425	1,226	5,766	3,028	4,270

Special items associated companies
(Gains) losses on disposal of ownership interests	—	—	(1,508)	—	(36)
Write-down Sonofon	—	—	—	—	1,000
Write-down DTAC/UCOM	—	—	—	—	881
Write-down Oniway	—	—	—	—	316
Other write-downs associated companies	—	74	—	74	84
Total special items associated companies	—	74	(1,508)	74	2,245

Net (gains) losses and write-downs financial items	38	50	128	95	789
Adjusted profit (loss) before taxes and minority interests	2,168	757	4,541	1,725	2,488

Reconciliations

	3rd quarter		First three quarters		Year

(NOK in millions)	2003	2002	2003	2002	2002

Operating profit (loss)	2,300	488	5,387	1,781	(320)
Depreciation and amortization	2,579	2,665	7,956	7,349	10,236
Write-downs	13	614	76	749	3,553
EBITDA	4,892	3,767	13,419	9,879	13,469

Net (gains) losses on disposal of fixed assets and operations	(6)	11	99	(20)	(11)
EBITDA excluding gains and losses	4,886	3,778	13,518	9,859	13,458

Expenses for workforce reductions, loss contracts and exit of activities	118	113	204	518	1,048
Adjusted EBITDA	5,004	3,891	13,722	10,377	14,506

Operating profit (loss)	2,300	488	5,387	1,781	(320)
Write-downs	13	614	76	749	3,553
Net (gains) losses on disposal of fixed assets and operations	(6)	11	99	(20)	(11)
Expenses for workforce reductions, loss contracts and exit of activities	118	113	204	518	1,048
Adjusted operating profit	2,425	1,226	5,766	3,028	4,270

Associated companies	62	(126)	1,410	(304)	(2,450)
Total special items associated companies	—	74	(1,508)	74	2,245
Adjusted associated companies	62	(52)	(98)	(230)	(205)

Profit (loss) before taxes and minority interests	2,005	(105)	5,542	309	(5,136)
Write-downs	13	614	76	749	3,553
Net (gains) losses on disposal of fixed assets and operations	(6)	11	99	(20)	(11)
Expenses for workforce reductions, loss contracts and exit of activities	118	113	204	518	1,048
Special items associated companies	—	74	(1,508)	74	2,245
Net (gains) losses and write-downs financial items	38	50	128	95	789
Adjusted profit before taxes and minority interests	2,168	757	4,541	1,725	2,488

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telenor ASA

By:
Name: Torstein Moland (sign.) Title: CFO

Date:  17th December, 2003

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